Filed by Polaris Pubco Plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp VII

Commission File No.: 001-40051

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 1, 2023

CHURCHILL CAPITAL CORP VII

(Exact name of registrant as specified in its charter)

Delaware	001-40051	85-3420354
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

640 Fifth Avenue, 12th Floor
New York, NY 10019

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 380-7500

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-fifth of one warrant	CVII.U	New York Stock Exchange

Shares of Class A common stock	CVII	New York Stock Exchange

Warrants	CVII WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

On August 1, 2023, Churchill Capital Corp VII (“CCVII”) and CorpAcq Holdings Limited, a private limited company incorporated under the laws of England and Wales (“CorpAcq”) issued a press release (the “Press Release”) announcing the entry by CCVII into a definitive agreement with respect to a business combination (together with the other transactions contemplated thereby, the “Transactions”) with CorpAcq. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation, dated August 2023, that will be used by CCVII with respect to the Transactions.

Additional Information and Where to Find It

In connection with the Transactions, CorpAcq or CCVII (or an affiliate of CorpAcq) is expected to file a registration statement on Form F-4 or any other applicable form (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which will include preliminary and definitive proxy statements to be distributed to CCVII’s shareholders in connection with CCVII’s solicitation for proxies for the vote by CCVII’s shareholders in connection with the Transactions and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to CCVII’s shareholders in connection with the completion of the Transactions. After the Registration Statement has been filed and declared effective, CCVII will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the Transactions. This communication does not contain all the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. Before making any voting or other investment decisions, CCVII’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus statement and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCVII’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Transactions, as well as other documents filed with the SEC by CCVII in connection with the Transactions, as these documents will contain important information about CorpAcq, CCVII and the Transactions. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by CCVII with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12th Floor, New York, NY 10019.

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Forward-Looking Statements

This Current Report includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. CCVII and CorpAcq have based these forward looking statements on each of its current expectations and projections about future events. These forward looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CorpAcq’s and CCVII’s management and are not predictions of actual performance. Nothing in this communication should be regarded as a representation by any person that the forward looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. These forward looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may materially differ from assumptions. Many actual events and circumstances are beyond the control of CCVII and CorpAcq. These forward looking statements are subject to known and unknown risks, uncertainties and assumptions about CCVII and CorpAcq that may cause each of its actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. Such risks and uncertainties include changes in domestic and foreign business changes in the competitive environment in which CorpAcq operates; CorpAcq's ability to manage its growth prospects, meet its operational and financial targets, and execute its strategy; the impact of any economic disruptions, decreased market demand and other macroeconomic factors, including the effect of the COVID 19 pandemic, to CorpAcq's business, projected results of operations, financial performance or other financial metrics; expectations as to future growth in demand for CorpAcq's products and services; CorpAcq's ability to maintain and develop its IT systems or data storage, including the security of its product offering, or anticipate, manage or adopt technological advances within its industry; CorpAcq's reliance on its senior management team and key employees; risks related to liquidity, capital resources and capital expenditures; failure to comply with applicable laws and regulations or changes in the regulatory environment in which CorpAcq operates; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries that CorpAcq may face; the inability of the parties to successfully or timely consummate the Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Transactions or that the approval of the shareholders of CCVII is not obtained; the risk that shareholders of CCVII could elect to have their shares redeemed by CCVII, thus leaving the combined company insufficient cash to complete the Transactions or grow its business; the outcome of any legal proceedings that may be instituted against CorpAcq or CCVII following announcement of the Transactions; failure to realize the anticipated benefits of the Transactions; risks relating to the uncertainty of the projected financial information with respect to CorpAcq; the effects of competition; changes in applicable laws or regulations; the ability of CorpAcq to manage expenses and recruit and retain key employees; the ability of CCVII or the combined company to issue equity or equity linked securities in connection with the Transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the impact of the global COVID 19 pandemic or any future pandemic on CorpAcq, CCVII, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; those factors discussed in CCVII’s Quarterly Reports filed by CCVII with the SEC on Form 10-Q and the Annual Reports filed by CCVII with the SEC on Form 10-K, in each case, under the heading “Risk Factors,” and other documents filed, or to be filed, with the SEC by CCVII. If any of these risks materialize or CorpAcq’s or CCVII’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward looking statements. There may be additional risks that neither CorpAcq nor CCVII presently know or that CorpAcq and CCVII currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward looking statements. In addition, forward looking statements reflect CorpAcq’s and CCVII’s expectations, plans or forecasts of future events and views as of the date of this communication. CorpAcq and CCVII anticipate that subsequent events and developments will cause CorpAcq’s and CCVII’s assessments to change. However, while CorpAcq and CCVII may elect to update these forward looking statements at some point in the future, CorpAcq and CCVII specifically disclaim any obligation to do so. These forward looking statements should not be relied upon as representing CorpAcq and CCVII’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward looking statements. An investment in CorpAcq or CCVII is not an investment in any of CorpAcq’s or CCVII’s founders’ or sponsors’ past investments or companies or any funds affiliated with any of the foregoing. The historical results of these investments are not indicative of future performance of CorpAcq or CCVII, which may differ materially from the performance of past investments, companies or affiliated funds.

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No Offer or Solicitation

This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a proxy statement or solicitation of a proxy, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

Participants in the Solicitation

CorpAcq, CCVII, Churchill Sponsor VII LLC and their directors and executive officers may be deemed participants in the solicitation of proxies from CCVII’s shareholders with respect to the Transactions. A list of the names of CCVII’s directors and executive officers and a description of their interests in CCVII is set forth in CCVII’s filings with the SEC (including CCVII’s prospectus related to its initial public offering filed with the SEC on February 16, 2021 and Annual Reports filed by CCVII with the SEC on Form 10-K) and are available free of charge at the SEC’s website located at www.sec.gov, or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12th Floor, New York, NY 10019. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the definitive proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description
99.1	Joint Press Release of Churchill Capital Corp VII and CorpAcq Holdings Limited, dated August 1, 2023
99.2	Investor Presentation of CCVII, dated August 2023
104	Cover Page Interactive Data File-Embedded within the inline XBRL document

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 1, 2023

Churchill Capital Corp VII

By:	/s/ Jay Taragin
	Name:	Jay Taragin
	Title:	Chief Financial Officer

Exhibit 99.1

CorpAcq to Go Public via Business Combination with Churchill Capital Corp VII

CorpAcq is a corporate compounder and preferred acquirer of founder-led small and medium-sized enterprises in the UK anchored by a diversified portfolio of 41 stable and profitable businesses

Transaction is expected to provide CorpAcq with capital to optimize its balance sheet and the opportunity to fund accelerated growth and scale with a broader acquisition pipeline

CorpAcq has grown revenue at an annual rate of 16% and adjusted EBITDA1 of 17% over the last 4 years including average organic revenue growth of 4% and subsidiary-level profit growth of 7%, respectively

Transaction implies an initial enterprise value of approximately $1.58 billion, providing an attractive entry point for Churchill VII’s shareholders at approximately 10x current year adjusted EBITDA

CorpAcq intends to initiate a dividend policy from closing targeting an attractive dividend yield that will be supported by free cash flow from current operations

ALTRINCHAM, England and NEW YORK August 1, 2023 – CorpAcq Holdings Limited (“CorpAcq”), a corporate compounder with a proven track record of acquiring and supporting founder-led businesses, and Churchill Capital Corp VII (“Churchill VII”) (NYSE: CVII), a special purpose acquisition company, announced today that they have entered into a definitive agreement for a business combination (the “transaction”). The transaction values CorpAcq at a pro forma enterprise value of approximately $1.58 billion and is expected to provide CorpAcq with up to $592 million in the cash held in Churchill VII’s trust account (assuming no redemptions), which will help facilitate advancing CorpAcq’s strategy and accelerating its growth initiatives. Upon closing of the transaction, the combined company (the “Company”) will operate as CorpAcq and intends to list on the New York Stock Exchange.

Based in Altrincham, England and founded in 2006, CorpAcq has cultivated a leading reputation as a “preferred buyer” for founder-led small and medium-sized enterprises (“SMEs”) based on its founder-friendly, management empowered value proposition and focus on investing for long-term performance. Through a disciplined approach, CorpAcq has acquired and built a diversified portfolio of well-established businesses in the UK with strong asset bases, high barrier to entry business models, profitable growth, free cash flow generation and experienced management teams who typically remain in-place after acquisition. As of the end of July 2023, CorpAcq's portfolio consists of 41 businesses. The average age of its existing portfolio of companies is greater than 30 years old with at least one member of the pre-acquisition management teams still represented in 98% of the acquired companies. CorpAcq is one of a small group of companies in the Northern European region that employ the compounder model of acquiring and holding small to medium-sized businesses, at least one of which has grown to a portfolio size of more than 225 companies.

CorpAcq’s approach to maintaining autonomy within its businesses and commitment to a perpetual ownership horizon has enabled it to purchase quality businesses at attractive single-digit multiples of cash flow and generate strong returns on investment. CorpAcq management helps to professionalize each business it acquires and provide a range of support functions that drive long-term operational improvements, growth, and sustainability. This acquisition strategy, supplemented by the current portfolio of mature and stable companies, creates an opportunity for investors to own a differentiated platform with a compelling combination of potential for earnings growth and strong risk-adjusted returns. Additionally, CorpAcq expects to initiate an annual dividend policy following the close of the transaction that is supported by the underlying cash flow generated from the current portfolio.

1 Adjusted EBITDA definition and reconciliation provided in the appendix.

1

Churchill Capital is a leader in listed equity growth vehicles. Churchill Capital invests in, executes value-enhancement strategies for and provides other support for high-quality, entrepreneurial businesses in the public markets. Its public equity growth vehicles have a track record of acquiring profitable, growing businesses of scale. Churchill VII consummated its initial public offering in February 2021.

Simon Orange, Chairman and Founder of CorpAcq, said, “Today is an exciting milestone in CorpAcq’s history and validation of our team, our tremendous growth and our approach of partnering closely with and empowering portfolio companies to drive long-term performance. We are thrilled to partner with Churchill VII. With their team’s deep M&A and capital markets expertise, track record of value-added investing in companies as well as an extensive relationship network, we are confident that Churchill VII is the right partner to propel CorpAcq’s next phase of growth. As a public company, we believe CorpAcq will be better positioned to accelerate organic growth, expand our acquisition pipeline deeper in the UK and deliver compounding returns to shareholders, all while staying true to our ethos of fostering autonomy at our portfolio companies and investing over a long time horizon.”

Michael Klein, Chairman and CEO of Churchill VII, said, “When we launched Churchill VII, we wanted to identify a profitable, cash flow generating partner with strong management, a highly differentiated business model and clear growth opportunities. We believe CorpAcq fits all our criteria and more with its proven acquisition and operating strategy, established positioning in the UK SME space, track record of topline growth and profitability and talented management team. With its meaningful financial returns, current industry positioning, substantial cash flow to support dividends and upside potential to accelerate its acquisition pace in new markets, we believe the Company is a highly attractive opportunity for shareholders. We look forward to working with Simon and the rest of CorpAcq’s management team as we position this business for future success.”

CorpAcq Founder and Chairman Simon Orange will continue to lead the Company, along with Chief Executive Officer David Martin and the rest of CorpAcq’s seasoned leadership team.

Key CorpAcq Highlights

•	Track Record of Revenue Growth, Profitability and Cash Flow Generation: Since its inception, CorpAcq has delivered meaningful financial returns and sustained value over several economic cycles with prudent financial leverage. The Company has a record of organic topline growth and cash flow generation with a disciplined, lower-risk acquisition strategy that has diversified and enhanced the CorpAcq platform. From 2018 to 2022, CorpAcq reported a compound annual growth rate (CAGR) for revenue of 16%, with average organic growth outpacing the UK GDP, and an adjusted EBITDA[2] CAGR of 17% during the same period. CorpAcq exited 2022 at a run-rate of $850 million revenue and adjusted EBITDA of $133 million[3] and has added an additional $80 million of revenue and $12 million of subsidiary-level profit[4] from acquisitions year to date. This strong performance has continued into 2023 with organic subsidiary-level profit growth increasing by 8% in the first half of the year.

2 Adjusted EBITDA definition and reconciliation provided in the appendix.

3 Sum of FY2022 Adj. EBITDA for CorpAcq and incremental subsidiary-level profit from 2022 acquisitions

4 Subsidiary-level profit is measured as earnings before interest, tax, depreciation and amortization and excludes management fees to CorpAcq.

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•	Diversified Portfolio Aligned with Favorable End-Markets and Risk Mitigation: Anchored by stable, mature UK SMEs across multiple large industries, CorpAcq’s portfolio of 41 businesses creates diversification and helps contribute to overall portfolio resilience through economic cycles. CorpAcq’s businesses have a long, well-established history of operating successfully and are aligned with attractive industry trends in the UK with exposure to essential end-markets, providing a clear opportunity for organic growth to outperform GDP.
•	“Preferred Buyer” Status Driven by Management-Empowered Value Proposition: CorpAcq offers an alternative equity avenue for founders of SMEs who want to remain involved in their companies and empower existing management teams to accelerate business performance while maintaining their brand, identification, and legacy. CorpAcq looks to be a strategic partner to these businesses, helping to professionalize the operations and drive sustained operational improvements. This approach has allowed CorpAcq to become a “preferred buyer” for profitable, well-established, founder-led SMEs in the UK by maintaining autonomy within the business through a decentralized and scalable structure and holding the investment over a perpetual horizon.
•	Strong and Experienced Management Team: Led by Founder and Chairman Simon Orange and CEO David Martin, CorpAcq has a highly qualified and long-tenured management team that has a demonstrated track record of success with its established M&A playbook and operating business model. The leadership team brings together the necessary commercial knowledge, extensive networks and operational expertise to drive successful acquisitions and value creation.
•	Attractive and Growing Acquisition Pipeline: With its strong reputation and proprietary sourcing channels, CorpAcq has a robust pool of opportunities in its core UK market where there is a large total addressable market of more than 90,000 companies in key sectors to CorpAcq, including residential and nonresidential construction, manufacturing, infrastructure, industrials, transportation and consumer. In addition, the increased capital from the public markets and expertise from Churchill VII will provide CorpAcq the opportunity to scale its business model to target larger transactions and operate in new geographies over the medium-term.
•	Compelling Profile for Compounding Returns for Investors: CorpAcq offers an opportunity for shareholders to own a growth platform strategy that has generated high risk-adjusted returns at an attractive valuation. CorpAcq’s focus and discipline to acquire stable and profitable businesses at attractive single-digit multiples of cash flow have led to strong returns on investment and historical double-digit net income growth. In addition to strong earnings and revenue growth potential, CorpAcq is anticipated to have the capacity to deliver a strong annual dividend yield with a more flexible capital structure.

Summary of the Transaction

The transaction values CorpAcq at a pro forma enterprise value of $1.58 billion, providing an attractive entry point for Churchill VII shareholders with a discount to other leading European compounders. The transaction is expected to deliver up to $592 million in gross proceeds from the cash held in Churchill VII’s trust account (assuming no redemptions by Churchill VII shareholders). Upon completion of the transaction, CorpAcq expects to have up to approximately $199 million in cash on its balance sheet, of which $129 million is coming from transaction proceeds, to improve liquidity and financial flexibility, accelerate growth in its core UK market and expand its pipeline of acquisition opportunities. Assuming no redemptions, existing CorpAcq shareholders will receive up to approximately $257 million in cash as part of the transaction and are expected to own approximately 46% of the Company post-close (assuming no redemptions).

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In connection with the transaction, Churchill VII’s sponsor has elected to forfeit 15 million founder shares and unvest an additional 12.1 million shares to align with its shareholders and the long-term value creation and performance of CorpAcq.

The transaction, which has been approved by the Boards of Directors of CorpAcq and Churchill VII, is expected to close in late 2023 or early 2024 and is subject to approval by Churchill VII’s shareholders, Churchill VII having available cash at closing of at least $350 million net of transaction fees and other customary closing conditions.

Additional information about the transaction, including a copy of the merger agreement will be filed by Churchill VII in a Current Report on Form 8-K with the Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Advisors

Citigroup Global Markets Inc. served as capital markets advisor to Churchill VII.

Duff & Phelps rendered a fairness opinion to the board of directors of Churchill VII in connection with the proposed transaction.

Reed Smith LLP served as legal counsel to CorpAcq.

Weil, Gotshal & Manges LLP served as legal counsel to Churchill VII.

Webcast Details

CorpAcq and Churchill VII will host a joint investor webcast to discuss the transaction at 12:00 PM ET on August 1, 2023.

To listen to the prepared remarks via telephone, please use the following information:

Date:	Tuesday, August 1, 2023
Time:	12:00 p.m. Eastern Time
U.S. dial-in number:	1-877-407-0784
International dial-in number:	1-201-689-8560

A telephone replay will be available through August 15. The webcast will be broadcast live and available for replay at https://viavid.webcasts.com/starthere.jsp?ei=1627767&tp_key=0892cef2a4. A copy of the investor presentation can be found via CorpAcq's website at corpacq.com.

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About CorpAcq Holdings Limited

CorpAcq is a corporate compounder founded in 2006 with deep commercial experience and a diversified portfolio of 41 companies across more than seven industries. The company has a proven track record of unlocking business potential, profitability and long-term growth for small and medium-sized enterprises (SMEs) through its established M&A playbook and decentralized operational approach. Its leaders develop close relationships with management and shareholders to support them with financial and strategic expertise and lean on existing management to utilize the strategies that made their business successful. The company is headquartered in the United Kingdom.

About Churchill Capital Corp VII

Churchill Capital Corp VII was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

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Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Churchill VII and CorpAcq have based these forward looking statements on each of its current expectations and projections about future events. These forward looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CorpAcq’s and Churchill VII’s management and are not predictions of actual performance. Nothing in this communication should be regarded as a representation by any person that the forward looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. These forward looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may materially differ from assumptions. Many actual events and circumstances are beyond the control of Churchill VII and CorpAcq. These forward looking statements are subject to known and unknown risks, uncertainties and assumptions about Churchill VII and CorpAcq that may cause each of its actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. Such risks and uncertainties include changes in domestic and foreign business changes in the competitive environment in which CorpAcq operates; CorpAcq's ability to manage its growth prospects, meet its operational and financial targets, and execute its strategy; the impact of any economic disruptions, decreased market demand and other macroeconomic factors, including the effect of the COVID 19 pandemic, to CorpAcq's business, projected results of operations, financial performance or other financial metrics; expectations as to future growth in demand for CorpAcq's products and services; CorpAcq's ability to maintain and develop its IT systems or data storage, including the security of its product offering, or anticipate, manage or adopt technological advances within its industry; CorpAcq's reliance on its senior management team and key employees; risks related to liquidity, capital resources and capital expenditures; failure to comply with applicable laws and regulations or changes in the regulatory environment in which CorpAcq operates; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries that CorpAcq may face; assumptions or analyses used for CorpAcq's forecasts proving to be incorrect and causing its actual operating and financial results to be significantly below its forecasts; CorpAcq failing to maintain its current level of acquisitions or an acquisition not occurring as planned and negatively affecting operating results; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of Churchill VII is not obtained; the risk that shareholders of Churchill VII could elect to have their shares redeemed by Churchill VII, thus leaving the combined company insufficient cash to complete the proposed transactions or grow its business; the outcome of any legal proceedings that may be instituted against CorpAcq or Churchill VII following announcement of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to CorpAcq; the effects of competition; changes in applicable laws or regulations; the ability of CorpAcq to manage expenses and recruit and retain key employees; the ability of Churchill VII or the combined company to issue equity or equity linked securities in connection with the proposed transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the impact of the global COVID 19 pandemic or any future pandemic on CorpAcq, Churchill VII, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; those factors discussed in Churchill VII’s Quarterly Reports filed by Churchill VII with the SEC on Form 10-Q and the Annual Reports filed by Churchill VII with the SEC on Form 10-K, in each case, under the heading “Risk Factors,” and other documents filed, or to be filed, with the SEC by Churchill VII. If any of these risks materialize or CorpAcq’s or Churchill VII’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward looking statements. There may be additional risks that neither CorpAcq nor Churchill VII presently know or that CorpAcq and Churchill VII currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward looking statements. In addition, forward looking statements reflect CorpAcq’s and Churchill VII’s expectations, plans or forecasts of future events and views as of the date of this communication. CorpAcq and Churchill VII anticipate that subsequent events and developments will cause CorpAcq’s and Churchill VII’s assessments to change. However, while CorpAcq and Churchill VII may elect to update these forward looking statements at some point in the future, CorpAcq and Churchill VII specifically disclaim any obligation to do so. These forward looking statements should not be relied upon as representing CorpAcq and Churchill VII’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward looking statements. An investment in CorpAcq or Churchill VII is not an investment in any of CorpAcq’s or Churchill VII’s founders’ or sponsors’ past investments or companies or any funds affiliated with any of the foregoing. The historical results of these investments are not indicative of future performance of CorpAcq or Churchill VII, which may differ materially from the performance of past investments, companies or affiliated funds.

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Non-GAAP Financial Measures

This communication includes Adjusted EBITDA, which is not presented in accordance with UK GAAP. Adjusted EBITDA is not a measure of financial performance in accordance with UK GAAP or any other GAAP and may exclude items that are significant in understanding and assessing CorpAcq’s financial results. Therefore, Adjusted EBITDA should not be considered in isolation or as an alternative to net income or other measures of profitability or performance under UK GAAP or any other GAAP. You should be aware that CorpAcq’s presentation of Adjusted EBITDA may not be comparable to similarly-titled measures used by other companies.

CorpAcq believes Adjusted EBITDA provides useful information to management and investors regarding certain financial and business trends relating to CorpAcq’s financial condition and results of operations. CorpAcq believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing CorpAcq’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Adjusted EBITDA is subject to inherent limitations as it reflects the exercise of judgments by management about which expense and income are excluded or included in determining Adjusted EBITDA.

Use of Projections

This communication contains certain financial forecast information of CorpAcq, including, but not limited to, estimated results for fiscal year 2023, including Adjusted EBITDA and the Company's long-term business model. Such financial forecast information constitutes forward-looking information, and is for informational purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See "Forward-Looking Statements“ above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this communication, and inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. None of CorpAcq's or Churchill's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and, accordingly, neither of them have expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication. In addition, the analyses of the CorpAcq and Churchill contained herein are not, and do not purport to be, appraisals of the securities, assets or business of CorpAcq or Churchill.

Additional Information and Where to Find It

In connection with the proposed transactions, CorpAcq or Churchill VII (or an affiliate of CorpAcq) is expected to file a registration statement on Form F-4 or any other applicable form (the “Registration Statement”) with the SEC, which will include preliminary and definitive proxy statements to be distributed to Churchill VII’s shareholders in connection with Churchill VII’s solicitation for proxies for the vote by Churchill VII’s shareholders in connection with the proposed transactions and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Churchill VII’s shareholders in connection with the completion of the proposed transactions. After the Registration Statement has been filed and declared effective, Churchill VII will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transactions. Before making any voting or other investment decisions, Churchill VII’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus statement and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Churchill VII’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, as well as other documents filed with the SEC by Churchill VII in connection with the proposed transactions, as these documents will contain important information about CorpAcq, Churchill VII and the proposed transactions. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill VII with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12th Floor, New York, NY 10019.

7

Participants in the Solicitation

CorpAcq, Churchill VII, Churchill Sponsor VII LLC and their directors and executive officers may be deemed participants in the solicitation of proxies from Churchill VII’s shareholders with respect to the proposed transactions. A list of the names of Churchill VII’s directors and executive officers and a description of their interests in Churchill VII is set forth in Churchill VII’s filings with the SEC (including Churchill VII’s prospectus related to its initial public offering filed with the SEC on February 16, 2021 and Annual Reports filed by Churchill VII with the SEC on Form 10-K) and are available free of charge at the SEC’s website located at www.sec.gov, or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12th Floor, New York, NY 10019. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the definitive proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a proxy statement or solicitation of a proxy, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

8

Media Contact

Christina Stenson / Michael Landau

Gladstone Place Partners

(212) 230-5930

9

Appendix

EBITDA and Adjusted EBITDA Non-GAAP Reconciliation

(in millions)

	FY2018A	FY2019A	FY2020A	FY2021A	FY2022A	FY2023E
Net Income	$2	$12	$0	$22	$25	$35
Add back:
Interest Expense	29	33	34	33	36	48
Tax Expense	5	5	5	14	9	11
Other Adjustments	(0)	(4)	(0)	0	-	-
Depreciation & Amortization	35	40	44	49	54	58
EBITDA	$70	$86	$83	$117	$124	$152
Adjustments:
Non-Recurring Capital Raise Costs	-	-	-	-	2	-
Non-Recurring Legal and Insurance Costs	-	-	-	-	1	-
Subsidiary Share-Based Compensation	-	-	1	1	1	-
Adjusted EBITDA (1)	$70	$86	$84	$118	$129	$152

Note: Financial information based on UK GAAP audits and has not been audited in accordance with PCAOB standards.

(1) Adjusted EBITDA is earnings before interest, taxes, depreciation and amortization adding back any one-time costs related to previous capital raises and share-based deferred compensation

10

Exhibit 99.2

August 2023 Investor Presentation

2 About This Presentation This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential transaction (the “proposed transaction”) between CorpAcq Holdings Limited (“CorpAcq”) and Churchill Capital Corp VII (“Churchill”) and related transactions and for no other purpose . The information contained herein does not purport to be all inclusive and no representations or warranties, express or implied, are given in, or in respect of, this presentation or any other written or oral communication communicated to the recipient in the course of the recipient’s evaluation of CorpAcq and Churchill and their respective affiliates . The information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material . This presentation does not constitute ( i ) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Churchill, CorpAcq, or any of their respective affiliates . You should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation . You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision . The recipient shall not rely upon any statement, representation or warranty made by any other person, firm or corporation in making its investment or decision to invest in CorpAcq or Churchill or their respective affiliates . To the fullest extent permitted by law, in no circumstances will CorpAcq, Churchill or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith . In addition, this presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of CorpAcq, Churchill or the proposed transaction . Please refer to the definitive merger agreement and other related transaction documents, when available, for the full terms of the proposed transaction . The general explanations included in this presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs . The distribution of this presentation may also be restricted by law and persons into whose possession this presentation comes should inform themselves about and observe any such restrictions . The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non - public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the United States Securities Exchange Act of 1934 , as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10 b - 5 thereunder . Forward - Looking Statements This presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . Churchill and CorpAcq have based these forward - looking statements on each of its current expectations and projections about future events . These forward - looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics ;. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of CorpAcq’s and Churchill’s management and are not predictions of actual performance . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . These forward - looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability . Actual events and circumstances are difficult or impossible to predict and may materially differ from assumptions . Many actual events and circumstances are beyond the control of Churchill and CorpAcq . These forward - looking statements are subject to known and unknown risks, uncertainties and assumptions about Churchill and CorpAcq that may cause each of its actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward - looking statements . Such risks and uncertainties include changes in domestic and foreign business changes in the competitive environment in which CorpAcq operates ; CorpAcq's ability to manage its growth prospects, meet its operational and financial targets, and execute its strategy ; the impact of any economic disruptions, decreased market demand and other macroeconomic factors, including the effect of the COVID - 19 pandemic, to CorpAcq's business, projected results of operations, financial performance or other financial metrics ; expectations as to future growth in demand for CorpAcq's products and services ; CorpAcq's ability to maintain and develop its IT systems or data storage, including the security of its product offering, or anticipate, manage or adopt technological advances within its industry ; CorpAcq's reliance on its senior management team and key employees ; risks related to liquidity, capital resources and capital expenditures ; failure to comply with applicable laws and regulations or changes in the regulatory environment in which CorpAcq operates ; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries that CorpAcq may face ; assumptions or analyses used for CorpAcq's forecasts proving to be incorrect and causing its actual operating and financial results to be significantly below its forecasts ; CorpAcq failing to maintain its current level of acquisitions or an acquisition not occurring as planned and negatively affecting operating results ; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the shareholders of Churchill is not obtained ; the risk that shareholders of Churchill could elect to have their shares redeemed by Churchill, thus leaving the combined company insufficient cash to complete the transactions or grow its business ; the outcome of any legal proceedings that may be instituted against CorpAcq or Churchill following announcement of the proposed transaction ; failure to realize the anticipated benefits of the proposed transaction ; risks relating to the uncertainty of the projected financial information with respect to CorpAcq ; the effects of competition ; changes in applicable laws or regulations ; the ability of CorpAcq to manage expenses and recruit and retain key employees ; the ability of Churchill or the combined company to issue equity or equity - linked securities in connection with the proposed transaction or in the future ; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries ; and the impact of the global COVID - 19 pandemic or any future pandemic on CorpAcq, Churchill, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks ; those factors discussed in Churchill’s Quarterly Reports filed by Churchill with the U . S . Securities and Exchange Commission (“SEC”) on Form 10 - Q and the Annual Reports filed by Churchill with the SEC on Form 10 - K, in each case, under the heading “Risk Factors,” as well as the factors summarized in this presentation under “Risk Factors” and other documents filed, or to be filed, with the SEC by Churchill . If any of these risks materialize or CorpAcq’s or Churchill’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements . There may be additional risks that neither CorpAcq nor Churchill presently know or that CorpAcq and Churchill currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward - looking statements . In addition, forward - looking statements reflect CorpAcq’s and Churchill’s expectations, plans or forecasts of future events and views as of the date of this presentation . CorpAcq and Churchill anticipate that subsequent events and developments will cause CorpAcq’s and Churchill’s assessments to change . However, while CorpAcq and Churchill may elect to update these forward - looking statements at some point in the future, CorpAcq and Churchill specifically disclaim any obligation to do so . These forward - looking statements should not be relied upon as representing CorpAcq and Churchill’s assessments as of any date subsequent to the date of this presentation . Accordingly, undue reliance should not be placed upon the forward - looking statements . An investment in CorpAcq or Churchill is not an investment in any of CorpAcq’s or Churchill’s past investments or companies or any funds affiliated with any of the foregoing . The historical results of these investments are not indicative of future performance of CorpAcq or Churchill, which may differ materially from the performance of past investments, companies or affiliated funds .

3 Financial Information The financial information contained in this presentation has been taken from or prepared based on the historical financial statements of CorpAcq for the periods presented . CorpAcq’s historical financial information is prepared in accordance with the generally accepted accounting practice in the UK (“UK GAAP”) . Such information has not been audited in accordance with Public Company Accounting Oversight Board (“PCAOB”) standards . Neither Churchill nor CorpAcq can assure you that, had the financial statements been compliant with Regulation S - X under the United States Securities Act of 1933 , as amended (the “Securities Act”), and the regulations of the SEC promulgated thereunder or audited in accordance with PCAOB standards, there would not be differences and such differences could be material . An audit of CorpAcq’s financial statements in accordance with PCAOB standards is in process and will be included in the registration statement relating to the proposed transaction . Furthermore, all financial information included in this presentation subsequent to December 31 , 2022 is preliminary and unaudited . CorpAcq's independent auditor has not reviewed or performed any procedures on the preliminary, unaudited financial results included in this presentation . Accordingly there may be material differences between the presentation of the financial information included in the presentation and in the registration statement . Certain monetary amounts, percentages and other figures included in this presentation have been subject to rounding adjustments . Certain other amounts that appear in this presentation may not sum due to rounding . Non - GAAP Financial Measures This presentation includes certain financial measures not presented in accordance with UK GAAP including, but not limited to, Adjusted EBITDA, Free Cash Flow, EBITDA Margin, ROIC and certain ratios and other metrics derived therefrom . These non - GAAP financial measures are not measures of financial performance in accordance with UK GAAP or any other GAAP and may exclude items that are significant in understanding and assessing CorpAcq’s financial results . Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under UK GAAP or any other GAAP . You should be aware that CorpAcq’s presentation of these measures may not be comparable to similarly - titled measures used by other companies . CorpAcq believes these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to CorpAcq’s financial condition and results of operations . CorpAcq believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing CorpAcq’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . These non - GAAP measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures . Industry and Market Data ; Trademarks This presentation also contains certain statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on other third - party or internal sources . This information involves many assumptions and limitations, and you are cautioned not to give undue weight to such information . None of CorpAcq, Churchill or any placement agent has independently verified the accuracy or completeness of the information contained in the industry publications and other publicly available information . Accordingly, none of CorpAcq, Churchill or any placement agent makes any representation as to the accuracy or completeness of that information nor does CorpAcq, Churchill or any placement agent undertake to update such information after the date of this presentation . In addition, this presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of CorpAcq or the proposed transaction . You should make your own evaluation of CorpAcq and of the relevance and adequacy of the information and should make such other investigations as you deem necessary . The information contained in the third party citations referenced in this presentation is not incorporated by reference into this presentation . This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, (c) or (r) symbols, but CorpAcq and Churchill will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights . Additional Information about the Proposed Transaction and Where to Find It In connection with the proposed transaction, CorpAcq or Churchill (or an affiliate of CorpAcq) is expected to file a registration statement on Form F - 4 or any other applicable form (the “Registration Statement”) with the SEC, which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation for proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Churchill’s shareholders in connection with the completion of the proposed transaction . After the Registration Statement has been filed and declared effective, Churchill will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed transaction . This presentation does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction . Before making any voting or other investment decisions, Churchill’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus statement and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Churchill’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transaction, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about CorpAcq, Churchill and the proposed transaction . Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www . sec . gov or by directing a written request to Churchill Capital Corp VII . at 640 Fifth Avenue, 12 th Floor, New York, NY 10019 . About This Presentation

4 Participants in the Solicitation CorpAcq, Churchill, Churchill Sponsor VII LLC and their directors and executive officers may be deemed participants in the solicitation of proxies from Churchill’s shareholders with respect to the proposed transaction . A list of the names of Churchill’s directors and executive officers and a description of their interests in Churchill is set forth in Churchill’s filings with the SEC (including Churchill’s prospectus related to its initial public offering filed with the SEC on February 16 , 2021 and Annual Reports filed by Churchill with the SEC on Form 10 - K) and are available free of charge at the SEC’s website located at www . sec . gov, or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12 th Floor, New York, NY 10019 . Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the definitive proxy statement/prospectus when it becomes available . Shareholders, potential investors and other interested person should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions . You may obtain free copies of these documents from the sources indicated above . No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . This presentation is not, and under no circumstances is to be construed as, a proxy statement or solicitation of a proxy, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom . INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN . ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE . Risk Factors For a description of certain risks relating to CorpAcq, including its business and operations, and the proposed transaction, we refer you to “Risk Factors” at the end of this presentation . Use of Projections This presentation contains certain financial forecast information of CorpAcq, including, but not limited to, estimated results for fiscal year 2023 , including Adjusted EBITDA, revenue and gross margin, and the Company's long - term business model . Such financial forecast information constitutes forward - looking information, and is for informational purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties . See "Forward - Looking Statements“ above and “Selected Risk Factors” at the end of this presentation . Actual results may differ materially from the results contemplated by the financial forecast information contained in this presentation, and inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved . None of CorpAcq's or Churchill's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and, accordingly, neither of them have expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation . In addition, the analyses of the CorpAcq and Churchill contained herein are not, and do not purport to be, appraisals of the securities, assets or business of CorpAcq or Churchill . About This Presentation

5 Simon Orange David Martin Michael Klein • Established CorpAcq in 2006 • Current role includes identifying and negotiating acquisitions in conjunction with CorpAcq partners and driving funding, strategic development and partnership • Has been involved in funding and managing businesses and has overseen the creation and growth of several ventures that have exited successfully • Also a Founder, Investor, and Director of BOL Foods (a company supplying food products to major retailers) • Joined CorpAcq as the Finance Director in 2007 and was appointed as Chief Executive Officer in 2011 • Leads all operational matters for CorpAcq and is actively involved with subsidiary businesses • Has had extensive involvement with the management and financial control of UK manufacturing businesses across numerous sectors • Prior to joining CorpAcq, held a number of key positions within Nestle UK, Frank Roberts & Sons, Volex, and GEC • Founder and CEO of Churchill I - VII which have completed four business combinations to date • Founder and managing partner of M. Klein and Company, which he founded in 2012 • Background in strategic advisory work was built during his 30+ year career, including more than two decades at Citi and its predecessors • Previously CEO of Citi’s institutional businesses, which had aggregate revenues of approximately $20 billion and 65,000 employees • Served as a private advisor to the Government of the United Kingdom in responding to the financial market crisis Founder & Chairman Chief Executive Officer Acquisitions & Investments Chairman and CEO CorpAcq Churchill • Joined CorpAcq in 2019 as Acquisitions Manager • Current role includes leading new business origination alongside structuring, negotiating, and executing acquisitions • Began career at Goldman Sachs followed by 11 years at Glencore, ultimately as Head of Sugar Trading Globally • Garnered commercial experience at Glencore managing a global physical and paper trading book as well as leading contract negotiations alongside complementary M&A activities Stuart Kissen Source: CorpAcq and Churchill Capital Corp VII Management. Today’s Presenters

6 1 2 3 4 5 6 CorpAcq to go public via a business combination with Churchill Capital Corp VII (NYSE: CVII) in a transaction anticipated to create a differentiated acquisition platform that offers a compelling combination of earnings growth and attractive risk - adjusted returns with a valuation of approximately 10x 2023E Adjusted EBITDA CorpAcq is a corporate compounder anchored by a diversified portfolio of 41 (1) small - to - medium sized enterprises (“SMEs”) (2) within the UK that are stable and profitable asset - rich businesses with a recent history of organic subsidiary - level profit growth (3) of 7% and total Adj. EBITDA (4) growth of 17% from 2018 – 2022 In partnership with Churchill Capital Corp VII, CorpAcq expects to be able to accelerate its successful platform strategy by increasing its capital deployment and acquisition pace Since 2006, CorpAcq has developed a track record as a “preferred buyer” for well - established, founder - led SMEs across the UK by maintaining autonomy within the businesses and investing for long - term performance This attractive transaction structure aligns interests between CorpAcq’s management team and shareholders of the post - closing combined company and offers the potential opportunity for the newly public company to pay a regular dividend from closing Business combination is expected to close in late 2023 / early 2024 resulting in the opportunity for Churchill Capital Corp VII investors to become CorpAcq shareholders (1) As of 7/31/2023. (2) SME defined by CorpAcq as business with 10 - 249 employees. (3) Organic growth is calculated as the aggregate growth of s ubsidiary - level profit , of subsidiaries that have been in the portfolio for at least one year beyond their year of initial acquisition. Subsidiary - level profit is measured as earnings before interest, tax, depreciation and amorti zation and excludes management fees to CorpAcq. (4) See appendix for definition of Adj. EBITDA and reconciliation to its most directly comparable GAAP metric. (5) Assumes sponsor to forfeit 15mm founder shares and unvest 7.4mm and 4.7mm founder shares at close that are subject to vesting share prices at or above $11.50 per share and $15.00 per sh are, respectively. 7 Strong shareholder alignment as sponsors are expected to forfeit and unvest more than 75% (5) of founder shares on day one with additional revesting and earn - in hurdles significantly above deal price CorpAcq to Go Public in Partnership With Churchill Capital VII

7 A diversified platform underpinned by a foundation of proven assets and supplemented by an acquisition engine that is expecte d t o drive shareholder returns Current Key Company Statistics (1) CorpAcq Engine For Value Creation Acquisition Engine Stable, Cash - Generative Companies Consistent and Accretive Acquisition Engine ~$25mm+ EBITDA acquired per year Stable Retained proven management team Profitable with ~15% EBITDA margin Accretive with +20% (2) returns on investment Source: CorpAcq Management. Note: Financials based on UK GAAP audits . Assumes USD:GBP exchange ratio of 1.286:1. (1) Company statistics are as of 7/31/2023 except for FY2022 Revenue. (2) Returns on investment for acquisitions are defined as operating income minus tax, interest and debt service divided by CorpAcq’s cash investment. Return metrics for target acquisition are based on se ven of CorpAcq’s recently completed acquisitions between 2019 - 2023. (3) CorpAcq sold 3 businesses (Regency, Vista, M&S) for more than 10x total cash invested. Acquisition Targets Self Funding Alcentra Capital / Asset Finance Goldman Sachs Pref Go Public CorpAcq’s Funding Path 41 Total Subsidiaries ~ $826mm FY2022 Revenue >3.5k Total Employees Across Subsidiaries >30 years Average Age of Subsidiaries >6 Average Number of Years in Portfolio Across Subsidiaries 45 Companies acquired 3 Sold at strong returns (3) 4 Management changes The CorpAcq Platform

8 CorpAcq’s Acquisition Structure Focuses on Lowering Risk and Driving Returns CorpAcq achieves consistently attractive returns on its deployed capital partially through its acquisition structures Acquisition Structure Benefits Acquisition Cost (Mid - Single Digits EV / EBITDA multiple) Entry to public markets can provide the potential for equity - linked compensation to help drive returns Illustrative Sample Acquisition Structure Ability to drive +20% (1) return on cash investment from Day 1 Status as a “preferred buyer” enables CorpAcq to purchase founder led SMEs for attractive multiples Immediate and growing free cash flow (2) for dividend Potential to add attractive returns on deployed capital Source: CorpAcq Management. (1) Return on cash investment for acquisitions is defined as operating income minus tax, interest and debt service divided by CorpAcq’s cash investment. Return metrics for target acquisition are based on seven of CorpAcq’s recently completed acquisitions between 2019 - 2023 and do not represent the performance of entire portfolio. Past performance is not indicative of f uture results. (2) Free cash flow is defined as cash flow from operations minus net CapEx. See reconciliation in appendix for definition of net CapEx. Acquisition Funding Sources ~25% ~50% Cash ~25% Debt (at Subsidiary Level) Performance - Linked Deferred Compensation

9 Historical Roadmap for Achieving Compounding Free Cash Flow & Dividend Growth Combining its diversified portfolio of stable companies and a low - risk, high cash return acquisition strategy has provided the b ase for dividend capacity (2) growth Organic GDP + top - line growth combined with operational support and exposure to essential UK end - markets Organic + Acquisition - driven growth Source: CorpAcq Management. (1) Free Cash Flow is defined as Cash Flow from Operations minus net CapEx. See reconciliation in appendix for definition of net CapEx. (2) Dividend capacity is defined as Free Cash Flow. CorpAcq’s Compounding Platform Strategy Has Delivered FCF Growth and Dividend Capacity Organic EBITDA Growth Long - Term EBITDA Growth Attractive M&A Platform Strong Free Cash Flow (1) Growth & Dividend (2) Potential Deep pool of founder - led SMEs in the UK

10 451 615 615 722 826 951 FY18A FY19A FY20A FY21A FY22A FY23E ~16% Adjusted EBITDA Margin (4) (2022) 16% / 4% Revenue CAGR / Organic Revenue Growth (2,3) (2018 – 2022) 17% / 7% Adj. EBITDA CAGR / Organic Subsidiary - Level Profit (2,3) (2018 – 2022) 18% Adjusted Return on Invested Capital (5) (2022) Source: CorpAcq Management. Note: Financial information based on UK GAAP audits and has not been audited in accordance with PCAOB standards . FY 2023E financials are estimates from CorpAcq Management. Assumes USD:GBP exchange ratio of 1.286:1. (1) Past performance is not an indication of future results. (2) Organic growth is calculated as the aggregate growth of revenue or s ubsidiary - level profit , as applicable, of subsidiaries that have been in the portfolio for at least one year beyond their year of initial acquisition. Subsidiary - level profit is measured as earnings before interest, tax, depreciation and amortization and exc ludes management fees to CorpAcq. (3) CAGR and organic growth are measured from FY2018 – FY2022. (4) Adj. EBITDA definition and reconciliation provided in appendix. (5) Adjusted ROIC calculated as Adjusted Net Operating Profit After Taxes / Total Invested Capital; reconciliation provided i n a ppendix. (6) Subsidiary - level profit is measured as earnings before interest, tax, depreciation and amortization and excludes management fees to CorpAcq. Subsidiary - Level Profit (6) (2022) Attractive and Diversified Business Mix Key Financial Metrics Historical Financial Performance Revenue ( $ mm) Adj. EBITDA (2,3) ( $ mm) Resilience through COVID Top 10 subsidiaries accounted for ~60% of total 2022 Subsidiary - Level Profit (6) Top 10 Subsidiaries Other Subsidiaries 70 86 84 118 129 152 FY18A FY19A FY20A FY21A FY22A FY23E CorpAcq Today – Financial Overview (1) CorpAcq has a record of organic top - line growth and cash flow generation driven by its acquisition strategy

11 FY2022 Reported Incremental Contribution From FY2022 Acquisitons (1,3,6) FY2022 Run Rate Metrics (1) Acquisitions Signed YTD (2,3,6) Revenue ($mm) 826 25 850 80 Adj. EBITDA ($mm) 129 4 133 12 Adj. EBITDA Margin 16% 16% 16% 15% Source: CorpAcq Management. Note: 2022 reported financial information based on UK GAAP audits and has not been audited in accordance with PCAOB standards . Assumes USD:GBP exchange ratio of 1.286:1. (1) Assumes financials as if companies were acquired as of January 1, 2022. (2) Financials for 2023 acquisitions are based on FY2022 figures. (3) Subsidiary - level profit is measured as ea rnings before interest, tax, depreciation and amortization and excludes management fees to CorpAcq . (4) LOI signed with expectations to close in coming weeks. (5) Adj. EBITDA definition and reconciliation provided in appendix. (6) Revenue and subsidiary - level profit are based on CorpAcq man agement estimates. (7) Sum of FY2022 Adj. EBITDA for CorpAcq and incremental subsidiary - level profit from 2022 acquisitions. (5) (3) (3) (7) Portfolio Companies: 34 (as of January 1 st ) + 3 (acquired during year) Portfolio Companies: 37 CorpAcq’s Current Portfolio Performance Undisclosed (4)

12 Founder - led, scaled, profitable, and diversified compounder 3 Strong free cash flow (1) profile and potential ability to pay dividend from closing 3 Established M&A playbook with flexible structures in a large pool for potential acquisitions 3 Decentralized operational style empowering management teams and fostering autonomy 3 Perpetual ownership horizon and prudent leverage focused on long - term value creation 3 Proprietary sourcing channels developed on the back of CorpAcq’s strong reputation and trust 3 Scalable model with a track record of growth and resilience through cycles 3 Significant experience in capital markets, M&A, and bringing leading companies public 3 Access to capital with potential to accelerate CorpAcq’s growth and its acquisition pace 3 Strong leadership team with extensive networks of corporates, advisors and investors 3 Aligned interests and complementary skills to CorpAcq’s management team and shareholders 3 Infrastructure to assist CorpAcq and its portfolio companies in their growth and value enhancement 3 Source: CorpAcq and Churchill Capital Corp VII Management. (1) Free Cash Flow is defined as Cash Flow from Operations minus net CapEx. See reconciliation in appendix for definition of net CapEx. (2) Past performance is not indicative of future results. (3) Represents trust proceeds (net of redemptions) plus incremental capital raised in connection with Churchill Capital Corp I, II, III, IV and CF Finance Acquisition Corp. Lineup of former executives of S&P 500 companies with significant operational expertise across sectors 3 5 transactions closed with $10+ billion of capital delivered (2,3) 3 Partnership With Churchill Capital Corp VII Anticipated to Help Unlock CorpAcq’s Next Leg of Growth

13 Compelling financial profile designed to deliver compounding returns Attractive entry point with a differentiated story Potential strong dividend yield from closing Potential fo r h igh risk - adjusted return on cash investment (1) Management “skin in the game” ensures alignment of interest post - closing Consistent organic growth tied to essential end - markets Established playbook and tight parameters for acquisitions Increase target size and extend geographic reach to US Access to capital designed to accelerate acquisition pace Deep near - & long - term pipeline of attractive local UK businesses Portfolio of 41 companies and growing 2. Tangible Growth Drivers 3. Compelling Profile for Compounding Returns 1. Platform For Value Creation L4Y Adj . EBITDA CAGR of 17% Adj. EBITDA Growth + Acquisitions + Dividends = Long - Term Shareholder Value Low - risk strategy of acquiring businesses to drive shareholder value A Existing diversified portfolio of UK SMEs B Systematic approach for targeted support C “Preferred buyer” status with targets drives accretive values D Established, reputable owner - manager sinc e 2006 E A B C D E A B C D E Source: CorpAcq Management. (1) Return on cash investment for acquisitions are defined as operating income minus tax, interest and debt service divided b y CorpAcq’s cash investment. Return metrics for target acquisition are based on seven of CorpAcq’s recently completed acquisitions between 2019 - 2023 and do not represent the performance of entire portfolio. Past performance is not indic ative of future results. Opportunity to Own a Differentiated Growth Story CorpAcq’s profitable track record, growth runway, current industry positioning, lower - risk acquisition strategy, and cash flow generation to support dividends represent a differentiated investment opportunity

14 1 Platform for value creation 01

15 Source: CorpAcq Management. Note: Financials based on UK GAAP audits and has not been audited in accordance with PCAOB standards. (1) As of 6/30/2023. (2) Organic growth is calculated as the aggregate growth of revenue or s ubsidiary - level profit , as applicable, of subsidiaries that have been in the portfolio for at least one year beyond their year of initial acquisition. Subsidiary - level pr ofit is measured as earnings before interest, tax, depreciation and amortization and excludes management fees to CorpAcq. (3) Growth is measured from 2018 - 2022. (4) Return on cash investment for acquisitions are defined as operating income minus tax, interest, and debt service divided by CorpAcq’s cash investment. Return metrics for target acquisition are based on seven of CorpAcq’s recently completed acquisitions between 2019 - 2023 and do not represent the performance of entire portfolio. Past performance is not indicative of future results. Employs a lower - risk strategy to acquire stable and profitable founder - led SMEs with operating track records Retention of founders and management teams ensures continued entrepreneurial approach Helps drive organic growth across portfolio Leverages scale to professionalize portfolio companies M&A track record and market reputation as a “preferred buyer” >30 years (1) average age of companies Established and profitable Aligned interests with founder - sellers post - acquisition 17% (3) Adj. EBITDA growth Drives “preferred buyer” status ~7% (2,3) Organic subsidiary profit growth Cross - selling opportunities Back office support Deploy best practices across portfolio >20% (4) Return on cash investment CorpAcq’s value creation ability has been refined since 2006 into a well - oiled acquisition and operations machine 1A Proven Strategy to Drive Value Creation

16 Source: CorpAcq Management. (1) As of 7/31/2023. Select End Markets Served 41 (1) Portfolio companies and management teams Diversified and large end markets help contribute to overall portfolio risk mitigation Business & Management Diversity Residential Infrastructure Non - residential Manufacturing Chemicals Industrials Oil & Gas Repair & Remodel Transport Consumer Goods Portfolio of 41 businesses and counting creates diversification and helps mitigate risk through cycles 1B Diversified Portfolio of Strong UK SMEs

17 Consistent reporting frameworks and best practices developed since 2006 Allows founders to focus on and grow their business Simon Orange Chairman David Martin CEO Nick Cattell CFO Steve Scott COO Stuart Kissen Acquisitions Finance Operations Deal generation / acquisition team Administration Property and Leasing Health and Safety Purchasing Investor Directors Portfolio Companies Investor Director appointed to the board of each portfolio business to oversee and assist 1 A strong, transparent, mutually beneficial relationship built with the business through ongoing communication across teams 2 Monthly board meetings attended by the Investor Director and COO with the business 3 Access to bank accounts, Companies House and other key information points obtained to ensure effective governance 4 5 CorpAcq Organizational Overview How CorpAcq Helps in Professionalizing Businesses Source: CorpAcq Management. Decentralized and scalable structure allows autonomy for portfolio companies while adding value 1C CorpAcq’s Systematic Support Drives Business Focus for Subsidiaries …

18 Subsidiaries Example revenue synergy (1) x Facilitated knowledge and best - practice sharing by WPI allowing Metcalfe to diversify its workstreams into Civil Engineering x FMG subcontracting specialist work to Olympus and Olympus leveraging machine supplier discounts negotiated by FMG, benefiting both companies x Assisted Hessle in introducing an industrial forktruck division in 2012, now contributing ~19% (2) of revenues and contributing to ~100% subsidiary profit growth over 10 years (3) Growth Levers Targeted Support Source: CorpAcq Management. (1) Illustrative purposes only. Prior results not indicative of future performance. (2) Average % of annual revenue from FY2019 - 2022. (3) Growth is measured from FY2012 - 2022. (4) Subsidiary profit and m argin improvement measured for the period of FY2019 - 2022. (5) Assumes USD:GBP exchange ratio of 1.286:1. New Customer / End Market Introduction x Carrylift , DGP, Gray, Hessle, and GM Leitch share marketing tools and engineering to win national contracts by offering coverage of the whole country x Opportunities to offer a broader range to customers by drawing on the greater portfolio of equipment x Glasscraft and Shepley cross sell glass for sealed units Cross Selling (1) x Utilizing economies of scale to acquire better prices for non - core purchases x Bringing expertise to improve financing, R&D claims, business rates x Re - engineering the business to focus on higher margin long - term hire (improved GM ~7%) (4) x Restructured operations reducing overhead and depots, improving overall subsidiary profit by 55% and profit margin by ~10% (4) Subsidiaries Example revenue synergy (1) x Changed management team x Transitioned business from low volume and low margin customer base x Invested in new kit and premises x Developed management team x Engaged in reviewing capacity from a ceiling of $ 10mm (5) turnover through investment and diversification Combination of revenue upside and back - office functions optimization across portfolio companies is key to bringing the business to the next level 1C … And is Expected to Continue to Drive Top - Line Growth and Margin Expansion

19 ~17 years (1) Average length of current management teams in place at select subsidiaries Forming deep relationships with and allowing independent businesses to execute their own strategy enables CorpAcq to purchase off - market assets for attractive multiples ~98% (3) At least one member of underlying management still in place across portfolio post - acquisition ~80% (2) Retained owner managers at acquisition still actively engaged in business x CorpAcq focuses on keeping founder management teams in place and allows them to continue to execute successful business strategy after acquisition x Management teams can benefit from CorpAcq’s deep commercial experience, portfolio knowledge, and best practices to achieve next level growth x CorpAcq supports investment into business and management for long - term performance , rather than deploying quick, short - sighted, cost cutting initiatives often employed by trade buyers or PE firms x Succession plans are established for each portfolio company to help ensure smooth transition in management roles post - retirement of founders Strong reputation paired with in - depth industry and geographical knowledge Strategic partner interested in long - term performance and not forced to sell the business to satisfy any PE - like fund returns Allows successful businesses to continue to thrive independently Support in business professionalization Opportunities to extract operational synergies via cross - fertilization with other portfolio companies Preserving the Entrepreneurial Spirit “Preferred Buyer” Status Source: CorpAcq Management. (1) Based on subset of 22 subsidiaries with available data. (2) Portfolio company is considered to have vendors still in place post - acquisition if one of the original vendors is still engaged in some capacity; measured across all 41 current businesses. (3) Management is considered to be still in place post - acquisition if one of the original managers is still engaged in some capacity; measured across all 41 current businesses. CorpAcq’s status as a “preferred buyer” status and patience is key to driving accretive acquisitions 1D “Preferred Buyer” Status on the Back of Management - Empowered Value Proposition

20 Management form deep relationships with subsidiaries , understanding their vision and giving them autonomy in running their business – this allows management to purchase off - market assets for attractive multiples Highly qualified executive leadership team, led by Simon Orange, who identified the potential in the UK SME market and founders' reluctance to sell to PE and trade buyers 1 Senior management brings together the necessary commercial knowledge, extensive networks, and operational awareness to make successful acquisitions 2 3 Source: CorpAcq Management. Graham Pilkington Senior Investor Director 16 years Simon Orange Founder & Chairman David Martin Chief Executive Officer Nick Cattell Chief Financial Officer Steve Scott Chief Operating Officer Stuart Kissen Acquisitions & Investments 10 years 11 years 4 years 17 years 8 years Owen Hyland Head of Operational Finance Mike Moore Group Finance Manager Paul Middlehurst Group Health & Safety Officer Paul Baird Group HR Manager Graham Young Head of Properties & Leasing 17 years 4 years 9 years 4 years 13 years # of Years at CorpAcq Relationship - focused management team creates opportunities to find target companies through existing networks 1E Established and Reputable Owner & Management Team …

21 $70 $129 $25 $34 $ mm L4Y CAGR (%) +17% Reported + 7 % Average Subsidiary - Level Profit Growth (2) Adj. EBITDA Growth Breakdown History of Portfolio Build - Up Source: CorpAcq Management. Note: Financials based on UK GAAP audits and have not been audited in accordance with PCAOB standards. Assumes USD:GBP exchange ratio of 1.286:1. (1) Past performance is not an indication of future results. (2) Organic growth is b ased on the cumulative organic contribution from subsidiary - level profits from FY2018 – FY2022. Any subsidiary - level profit from the ini tial year acquired is included in M&A and growth thereafter is organic. (3) Acquisitions closed as of 7/31/2023. (4) LOI signed with expectations to close in coming weeks. 2007 – 12 2013 2014 2015 2016 2017 2018 2020 2022 2019 2021 2023 (3) 5 1 1 4 6 2 8 - 3 5 2 5 Paused acquisitions during Covid to focus and invest in portfolio companies Services Solutions FY18A Organic (2) M&A FY22A Strong organic growth compounded with disciplined M&A that has diversified and enhanced the CorpAcq platform 1E … With Track Record of Delivering Growth (1) Services Solutions Undisclosed (4)

22 2 Tangible upside levers 02

23 Accelerate growth via access to capital Target greater scale and new geographies Secular trends in core business Continue accretive M&A strategy Large pipeline of opportunities Scale the model to larger transactions and to the US Organic growth from existing businesses A E C Proven M&A playbook for compounding growth B Target - rich environment for growth via local UK businesses D Grow Core Initiatives Expand the Core: M&A and Targeted Support Accessing liquid, public markets capital Source: CorpAcq Management. Combination of strong organic foundation and M&A playbook aims to deliver compounding long - term performance 2A Multiple Opportunities to Drive Future Growth

24 Favorable UK Industry Trends in CorpAcq ’s End - Markets Select End Markets Served UK is a Large and Attractive Market Key Underlying Macro Trends: • SMEs have grown faster than total UK private business turnover (1) • UK is seeing an acceleration in net migration into the region driven by non - EU nationals via special visa programs UK Policy Growth D rivers: • “ Leveling Up”: UK government investing in infrastructure that aims to support and drive job growth in the Northern region of the UK (where CorpAcq businesses operate) • Example initiatives include: x Project Gigabit: $6.4 bn to improve broadband capabilities across the UK, with disproportionate share of investment outside of London and the South x $ 6.1bn infrastructure investment in towns across the UK x Commitments to improve transport in eight cities outside of London, amounting to $ 7.3bn $ 3.2tn 2022 GDP 4.2% 2022 - 27E Nominal GDP CAGR 3.7% 2022 Unemployment Rate 5.5mm Private Businesses Residential Industrials Non - residential Oil & Gas Infrastructure Transport Manufacturing Repair & Remodel Chemicals Consumer Goods Source: CorpAcq Management, UK Department for Business, Energy & Industrial Strategy, UK Parliament, IMF World Economic Outlo ok, April 2023, The Migration Observatory. Note: Assumes USD:GBP exchange ratio of 1.286:1. (1) SME defined by CorpAcq as business with 10 - 249 employees; growth measured from 2012 - 2022. 2A Supported by Attractive Industry Trends in the UK

25 Acquisition Criteria x Founder - led profitable business with long operating history x Strong management team, committed to next phase of growth x High barriers to entry x EBITDA in the range of $ 1m – $ 32m (3) x Target EBITDA margin >15% x Highly cash - generative x Attractive entry EBITDA multiple to achieve 20% returns target 16% FY2022 Adjusted EBITDA margin (4) 18% FY2022 Adjusted ROIC (4) ~ $ 3.7mm Average subsidiary - level profit (2) in FY2022 Acquisitions x Generate self - originated, off - market acquisition opportunities x Target strong companies with long operating histories Targeted Support x Retain existing management teams x Support strategic direction x Develop high operational efficiency Reinvestment x Reinvest for continued growth 18 Acquisitions completed in the L5Y (1) Established Acquisition Strategy Review originated targets Stringent selection for diligence Offers Successfully acquired Onboarding Monitoring Phase 1 Phase 2 Excellent Execution Attractive Portfolio Statistics Source: CorpAcq Management. Note: Assumes USD:GBP exchange ratio of 1.286:1. (1) 18 acquisitions completed from FY2018 – FY2022. (2) Subsidiary - level profit is measured as earnings before interest, tax, de preciation and amortization and excludes management fees to CorpAcq. (3) EBITDA target is for a single acquisition with potential for multiple acquisitions in a fiscal year. (4) Definit ion and reconciliation is provided in the appendix. CorpAcq has a strong investment methodology and track record 2B Tried and Tested M&A Playbook

26 Capital Raised in Churchill Transaction Pro Forma Capital Structure (2) ( $ in mm) $ 592mm Cash in Trust (1,2) Transaction Uses Redeem preferred equity 1 De - lever / fund cash to balance sheet 2 Fund partial secondary to shareholders 3 Gross Debt 467 Pro Forma Gross Debt / FY2023E Adj. EBITDA 3.1x Pro Forma Cash (3) 199 Net Debt 268 Pro Forma Net Debt / FY2023E Adj. EBITDA 1.8x 1.8x Net Leverage (2,3,4) Conservative Net Leverage ~ $ 199mm Cash on Balance Sheet (2,3) Significant Dry Powder Source: CorpAcq and Churchill Capital Corp VII Management. Debt balances as of 5/31/2023, adjusted for acquisitions to be com ple ted prior to July 31, 2023. Note: Financials based on UK GAAP audits and has not been audited in accordance with PCAOB standards. FY 2023E financials are estimates from CorpAcq Management. Assumes USD:GBP exchange ratio of 1.286:1. (1) CVII cash - in - trust was US $592mm as of May 16, 2023. (2) Assumes no additional redemptions. (3) Pro forma cash balance assumes $ 71mm as of May 31, 2023 plus cash from trust after subtracting fees & expenses excluding taxes, redemption of CorpAcq preferred and then up to $257m of secondary proceeds; assumes no additional redemptions and a minimum of $ 129mm cash to the balance sheet before any secondary proceeds. (4) Net Leverage is calculated as Gross Debt – Pro Forma Cash / FY20223E Adj. EBTIDA. See appendix for the definition and reconciliation of Adj. EBITDA. Churchill transaction provides capital to optimize CorpAcq’s balance sheet and fuel future growth with a wider acquisition range 2C Significant New Capital to Accelerate Growth

27 >90k 2.7mm x There are a total of ~ 5.5mm private sector businesses in the UK – # of private businesses grew at c. 1.4% over the last 10 years – Aggregate turnover is ~ $ 5,400bn x Aligned with CorpAcq’s subsidiaries in construction, manufacturing, industrials, oil & gas, transport, and consumer 5.5mm Total # of private businesses in the UK Total # of SMEs (# of employees up to 250) # of registered SMEs # of companies with turnover in the range of $ 13 - 154mm # of companies in CorpAcq’s target sectors (1) Source: CorpAcq Management. UK National Statistics. Note: Assumes USD:GBP exchange ratio of 1.286:1. (1) Includes (i) Construction, (ii) Professional, Scientific and Technical Activities, (iii) Administrative and Support Service Activities. (2) Pipeline status i s a s of 6/30/2023 and reflects prospective acquisitions not guaranteed to close or result in EBITDA gains for CorpAcq. UK Total Addressable Market of More Than 90k Potential Acquisition Targets 232k 5.5mm Large White Space in the UK Private Business Market … … Fueling Acquisition Pipeline (2) Current Prospects Number: 36 EBITDA: $ 207mm Advanced Discussions Number: 10 EBITDA: $ 47mm Active Dialogue Number: 19 EBITDA: $ 76mm CorpAcq has a deep pool in their existing target areas to expand the business via acquisitions Target - Rich Environment and Pipeline for Growth 2D

28 Opportunity Set Over Time Larger UK Opportunities US Expansion UK Core Opportunities Source: CorpAcq Management. CorpAcq has a deep set of potential targets in its core UK market and over time will also have the opportunity to expand into acquiring larger companies and companies in the US market 2E Target Larger Transactions and Scale Model to the US

29 3 Profile for compounding returns 03

30 Pro Forma Enterprise Value of $ 1.575bn (1) Attractive Entry Point With Total Return Strategy Strong Dividend Capacity (5) Potential High Risk - Adjusted Cash Returns Via Lower - Risk Acquisition Strategy Significant Skin - in - the - Game of CorpAcq Management Ensures Alignment with Shareholders Target >50% Payout Ratio (3) Potential for >20% annual Return on Cash Investment (2) ~46% Pro Forma Existing Ownership (4) Compelling Financial Profile For Compounding 3A 3B 3D 3E 3C Top - line Growth + Cash Flow Generation + Acquisitions + Dividends Source: CorpAcq Management. Note: Financials based on UK GAAP audits and has not been audited in accordance with PCAOB standards . Assumes USD:GBP exchange ratio of 1.286:1. (1) See Proposed Transaction Overview page for further valuation details. (2) Return on cash investment for acquisitions are defined as operating income minus tax, interest and debt service divided by CorpAcq’s cash investment. Return metrics for target acquisition are based on seven of CorpAcq’s recently completed acquisitions between 2019 - 2023 and does not represent the performance of entire portfolio. Past performance is not indicative of future results. (3) Payout Ratio defined as % of (Cash Flow from Operations less net CapEx). See appendix for reconciliation of net CapEx. (4) Assumes no additional redemptions and redemption of CorpAcq preferred and up to $257mm of se con dary proceeds after a minimum of £ 100mm cash to the balance sheet. Pro Forma ownership is not guaranteed and subject to change. (5) Dividend capacity is based on free cash flow. Compelling Set - Up to Seek Compounding Returns CorpAcq’s platform and upside levers provide several compelling opportunities that aim to compound returns to investors

31 Historical Roadmap for Achieving Compounding Free Cash Flow & Dividend Growth Organic GDP+ top - line growth combined with operational support and exposure to essential UK end - markets Organic + Acquisition - driven growth Source: CorpAcq Management. (1) Free Cash Flow is defined as Cash Flow from Operations minus net CapEx. See reconciliation in appendix for definition of net CapEx. (2) Dividend capacity is defined as Free Cash Flow. Organic EBITDA Growth Long - Term EBITDA Growth Attractive M&A Platform Deep pool of founder - led SMEs in the UK Strong Free Cash Flow (1) Growth & Dividend (2) Potential Combining its diversified portfolio of stable companies and a low - risk, high cash return acquisition strategy has provided the base for dividend capacity (2) growth Compounding Platform Strategy has Delivered FCF Growth and Dividend Capacity 3A

32 $174 $222 $213 $257 $295 $351 FY2018A FY2019A FY2020A FY2021A FY2022A FY2023E 39% 36% 35% 36% 36% 37% 15% 14% 14% 16% 16% 16% $70 $86 $84 $118 $129 $152 FY2018A FY2019A FY2020A FY2021A FY2022A FY2023E NA 36% 0% 17% 14% 15% $451 $615 $615 $722 $826 $951 FY2018A FY2019A FY2020A FY2021A FY2022A FY2023E Revenue ( $ mm) & % Growth Adj. EBITDA ( $ mm) & Adj. EBITDA Margin (%) Gross Profit ( $ mm) & Gross Profit Margin (%) Adj. EBITDA Less CapEx (1) ( $ mm) & % Conversion $42 $50 $57 $83 $72 $99 FY2018A FY2019A FY2020A FY2021A FY2022A FY2023E 60% 58% 68% 70% 56% 65% Source: CorpAcq Management. Note: Historical financials based on UK GAAP audits and has not been audited in accordance with PCAOB standards . FY 2023E financials are estimates from CorpAcq Management. Assumes USD:GBP exchange ratio of 1.286:1. (1) CapEx includes net cash CapEx for tangible assets and CapEx funded by hire purchases excluding for one - time CorpAcq Property purchases . Management has consistently grown the CorpAcq platform with a focus on revenue and cash flow generation Top - Line Growth and Margin Expansion 3A

33 Illustrative Pro Forma Capitalization ( $ mm) Net Leverage Based on FY2023 Adj. EBITDA Current (1) Pro Forma (5) Debt: Revolving Credit Facility - - Existing Term Loan 257 - Total Other Debt as of May 2023 196 196 New Term Loan Facility - 257 Total Debt (1) 453 453 (+) Debt for Acquisitions since May 2023 (2) 14 14 Adjusted Total Debt (3) 467 467 ( - ) Cash (1) (71) (199) Adjusted Net Debt (4) 396 268 2.6x 1.8x Current Net Leverage Pro Forma Net Leverage • Repayment of existing preferred and term loan facility as part of transaction • Capital structure at close positions CorpAcq favorably to continue to pursue future attractive acquisition targets and expand it s reach • Pro forma net leverage reduced from 2.6x to 1.8x (3) based on FY2023E Adj. EBITDA of $ 152mm Assumes no additional redemptions Source: CorpAcq Management. Note: Financials based on UK GAAP audits and has not been audited in accordance with PCAOB standards . FY 2023E financials are estimates from CorpAcq Management. Assumes USD:GBP exchange ratio of 1.286:1. (1) Current balances are as of 5/31/2023. (2) Management estimate for debt assumed to complete acquisitions between 5/31/2023 and end of July 2023. (3) Adjusted tota l debt is debt balance as of 5/31/2023 plus any debt for acquisitions between 5/31/2023 and end of July 2023. (4) Adjusted net debt is adjusted total debt less cash balance as of 5/31/2023. (5) Pro Forma balances assume no additional redemptions from cash in trust and subtracting from fees & expenses excluding taxes, redemption of CorpAcq preferred and then up to $257mm of secondary proceeds after a minimum of $129 mm cash to the balance sheet; actual available amount for secondary proceeds may vary depending on the amount of redemptions. Assumes no additional redemptions Capital Structure Overview 3A CorpAcq’s capital structure post - transaction expected to optimize to pursue future acquisition targets

34 CorpAcq vs. Key Public Peers Source: Company filings and websites; market prices as of 7/28/2023. Note: CorpAcq FY 2023E financials are estimates from CorpAcq Management. Assumes USD:GBP exchange ratio of 1.286:1. (1) As of 7/31/2023. (2) Reflects CorpAcq post - money equity value at announcement. (3) Reflects net income CAGR (adjusted for non - controlling interest) rather than EPS. (3) (1) (2) Closest comparable companies have slightly different acquisition strategies based on industry, value - add, and multiples paid, but execution is a key factor Market Leadership Analysis – Key Comparable Companies Deep Dive 3B Primary End-Markets Diversified Industrials P P P P P P Trade P Life Sciences P P P Other P P P P Key Geographies UK Nordics, DACH, UK Global (>30 Countries) Global (>30 Countries) North America, Europe, Australia Europe, Asia, North America M&A Approach # of Portfolio Companies 41 150 235 211 123 35 # of Acquisitions Per Year ~3 ~10 ~15 ~10 ~10 ~5 Target Business Size ~$1-30mm EBITDA ~$5-15mm Revenue / ~$1-3mm EBITA ~$5-15mm Revenue / ~$1-3mm EBITA ~$1-40mm Revenue ~$1-35mm Revenue / ~$1-7mm EBIT ~$5-65mm Revenue / ~$1-7mm EBIT Financial Metrics Equity Value ($mm) $1,207 $5,049 $7,695 $9,183 $5,193 $1,098 3Y EPS CAGR ('19 - '22) 20.1% 19.6% 21.7% 22.7% 16.0% 9.9% LTM Dividend Yield Dividend to commence at close 1.3% 1.2% 1.0% 2.3% 2.3% TEV / FY2023E EBITDA 10.3x 18.8x 16.4x 17.9x 16.5x 11.3x TEV / FY2024E EBITDA NA 18.0x 15.8x 18.1x 15.1x 10.2x

35 Source: CorpAcq Management , FactSet market data as of 7/28/2023. Note: CorpAcq financials based on UK GAAP audits and has not been audited in accordance with PCAOB standards . (1) Period of FY2019 – FY2022. (2) Reflects net income CAGR (adjusted for non - controlling interest) rather than EPS. (3) 2.1x reflects pro forma net balance assuming no additional redemptions and after subtracting from fees & expenses excluding taxes, re demption of CorpAcq preferred and then up to $257mm of secondary proceeds after a minimum of $129mm cash to the balance sheet. (4) ROIC for CorpAcq is calculated as Adjusted Net Operating Profit After Taxes / Total Invested Capital; reconciliation provided in appendix. Sales Growth EBITDA Growth EPS CAGR EBITDA Margin Net Debt / EBITDA ROIC FY2018 - FY2022 FY2018 - FY2022 3-Year (1) FY2022 FY2022 FY2022 16% 17% 20% 16% 3.1x / 2.1x 18% 17% 26% 20% 15% 1.2x 15% 13% 19% 22% 17% 1.9x 14% 16% 21% 23% 23% 1.5x 15% 22% 27% 16% 21% 1.3x 15% 7% 9% 10% 18% 2.0x 11% 15% 20% 18% 19% 1.6x 14% Comparables Average (2) (4) (3) Deep comparable universe creates a compelling starting point for CorpAcq’s entrance into the public markets Market Leadership Analysis – Key Financial Metrics 3B

36 NA 18.1x 18.0x 15.8x 15.1x 10.2x 12.2x 12.1x 10.6x 10.3x 18.8x 17.9x 16.5x 16.4x 11.3x 13.8x 13.2x 11.6x Total Enterprise Value / FY2023E EBITDA (1,2) Total Enterprise Value / FY2024E EBITDA (1,2) Source: FactSet market data as of 7/28/2023. (1) Metrics reflect non - GAAP financial measures. (2) Enterprise Value is based on fully diluted shares outstanding. (3) Based on Adjusted EBITDA European Compounders US Diversified Industrials Median: 16.5x Median: 13.2x Median: 15.8x Median: 12.1x Attractive Entry Valuation – Discount to Other Acquisitive Companies 3B (3)

37 8x 10x 12x 14x 16x 18x 20x 0% 5% 10% 15% 20% 25% 30% TEV / 2023E EBITDA Historical 3 - Year EPS CAGR Comparable Companies (1) : Valuation vs EPS Growth Source: FactSet as of 7/28/2023. (1) Comparable companies include those with positive L3Y EPS growth ( Beijer Alma, EMCOR, Diploma, Addtech , Indutrade , Johnson Controls, APi Group, and Lifco ). (2) Reflects net income CAGR (adjusted for non - controlling interest) rather than EPS . (3) EPS CAGR measures annual EPS growth from FY2019A - FY2022A. EPS is calculated as GAAP Net Income / fully diluted shares outs tanding. (4) Dividend capacity is defined as Free Cash Flow. CorpAcq’s Total Return Story Acquisitions at Mid - Single Digits EBITDA multiples have led to high cash returns and earnings growth Companies have been rewarded for execution and shareholder friendly growth CorpAcq’s focus on quality and strong, attainable cash returns has led to historical double - digit net income growth (2) With its partnership with Churchill Capital, CorpAcq aims to accelerate and expand its strategy and drive shareholder growth In addition to strong earnings growth potential, we expect CorpAcq will be able to pay regular dividends (4) to shareholders x 1 x 2 x 3 x 4 (3) (2) CorpAcq offers an opportunity to own a growth platform strategy that has generated high risk - adjusted returns at an attractive valuation Total Return Story Fueled by Acquisitions 3C

38 Source: CorpAcq Management. Note: Financials based on UK GAAP audits and have not been audited in accordance with PCAOB standards. Adjusted EBITDA and ne t C apEx are Non - GAAP measures. See appendix for definition and reconciliation. Assumes USD:GBP exchange ratio of 1.286:1. (1) Net CapEx includes net cash spend for tangible assets and additions of tangible assets funded by hire purchases excluding fo r one - time CorpAcq Property purchases. (2) Conversion Rate % is Adj. EBITDA – CapEx / Adj, EBITDA. (3) Average Conversion Rate is based on the average conversion % from 2020 - 2022. Historical Adj. EBITDA Less CapEx (1) & Conversion Rate Framework for Dividend Potential $ mm Run Rate EBITDA Driven by Organic + Acquisition - Driven Growth Average Conversion Rate (3) ~65% Capital Structure Costs Pro Forma Structure Provides Flexibility for Acquisition Funding Strong Dividend Capacity Driven by Meaningful Existing Cash Flow Generation Compelling Initial Dividend Yield Potential Attractive Yield to Peers $84 $118 $129 $72 $105 $87 FY2020 FY2021 FY2022 Adj. EBITDA Adj. EBITDA - Net CapEx Conversion Rate (%) (2) FY2020 – FY2022 Average Conversion Rate: ~65% CorpAcq’s strong cash generation aims to provide significant dividend capacity that is expected to grow with the portfolio Compelling Cash Profile Should Provide a Strong Capital Returns Story from Inception 3D 68% 70% 56%

39 Illustrative Transaction Sources and Uses Sources Illustrative Post - Money Valuation at Announcement Source: CorpAcq Management. Note: Financials based on UK GAAP audits and have not been audited in accordance with PCAOB standards. Assumes USD:GBP exchange ratio of 1.286:1. Debt balances as of 5/31/2023, adjusted for acquisitions expected to be completed prior to July 31, 2023. Assumes 15 mm f ounder shares forfeited and excludes the impact of 7.4mm and 4.7mm founder shares that are unvested at close and subject to vesting if share price remains at or a bov e $11.50 per share and $15.00 per share, respectively, for 15 of 60 days. Excludes warrants and potential earn - in shares. (1) CVII cash - in - trust was US $592mm as of May 16, 2023. (2) Assumes no additional redemptions. (3) Based on balance as of 5/31/2023 and adjusted for acquisitions expected to be completed prior to July 31, 2023; excludes required future interest and dividends; subject to change. (4) Excludes taxes. (5) Actual available amount for secondary proc ee ds may vary depending on the amount of redemptions. (6) Pro forma cash balance assumes $ 71mm as of May 31, 2023 plus cash from trust after subtracting from fees & expenses excluding taxes, redemption of CorpAcq preferred and then up to $257mm of secondary proceeds after a minimum of $ 129mm cash to the balance sheet; assumes no additional redemptions. (7) Non - Controlling interest is management’s estimated cost to acquire any outstanding minority interests of its subsidiaries based on contractual agreements. (8) Transaction closing is subject to a minimum cash closing condition. $ mm Transaction Highlights • Expected refinancing of existing $257mm term loan facility • Pro forma enterprise value of $1,575mm • Excess cash to balance sheet expected to help fund future acquisitions • Opportunity for the newly public company to pay a regular dividend from closing • Transaction expected to close late 2023 / early 2024 (8) $ 592mm Cash in Trust (1,2) Uses $158 Redemption of Preferred (3) 1 Estimated Fees & Expenses (4) $55 2 $250 Secondary Proceeds (5) 4 Cash to Balance Sheet 3 $129 $1,207 Post - Money Equity Value $467 (+) Pro Forma Debt ($199) ( – ) Pro Forma Cash (6) $100 (+) Non - Controlling Interest (7) $1,575 Post - Money Enterprise Value Proposed Transaction Overview 3E

40 Differentiated opportunity to own a platform composed of UK SMEs with a proven acquisition model that generates high risk - adjusted cash returns supported by mature, stable businesses 1 Experienced management team that has executed and proven CorpAcq’s repeatable and scalable acquisition strategy 2 Attractive and successful SME acquisition strategy that can be augmented with a public currency to move into even deeper acquisition markets such as the US 3 Diversified portfolio of 41 (1) UK businesses serving various end - markets with proven resilience to economic cycles such as Brexit and Covid challenges 4 Profitable with strong top - line growth potential and cash flow generation allows for enhanced acquisition pace and dividend payouts to cultivate investor base 5 Attractive entry valuation for investors sets CorpAcq up for potential expansion as execution of strategy prevails and dividends grow 6 Opportunity to own an attractive and differentiated investment / acquisition platform that provides a compelling combination of top - line growth and profitability CorpAcq’s Compelling Public Investment Thesis (1) As of 7/31/2023.

41 Appendix

42 Source: CorpAcq Management. Illustrative Sample of Portfolio Companies Portfolio Company Description Key Markets Manufacturer of polythene packaging for industrial & food applications Retail, food & beverage Supplier of decorative aggregates, sand, gravel, slate and other stone products Residential and non - residential RMI Provider of logistics and trucking services Automotive, transportation, non - residential construction Casual clothing and footwear retailer Apparel retail Manufacturing of glass products for windows and roofs New build and RMI residential construction Group of sub - contracting manufacturers (machining, sheet metal and electroplating) Healthcare, transportation, and general industrials Contractor for heating and plumbing services New build residential construction Provider of equipment rental services New build residential construction Provider of industrial cleaning services, and recycling and disposal of both non - hazardous and hazardous waste General industrial Contractors for civil engineering, construction and surfacing works New build residential construction

43 Commentary EBITDA Adjustments Overview $ mm Source: CorpAcq Management. Note: Financial information based on UK GAAP audits and has not been audited in accordance with PCAOB standards. FY 2023E financials are estimates from CorpAcq Management. Assumes USD:GBP exchange ratio of 1.286:1. (1) Net income margin is defined as net income / revenue. (2) Adjusted EBITDA is earnings before interest, taxes, depreciation and am ort ization adding back any one - time costs related to previous capital raises and share - based deferred compensation. (3) Adjusted EBITDA Margin is defined as Adj. EBITDA / revenue. 1 2 FY2018A FY2019A FY2020A FY2021A FY2022A FY2023E Revenue 451 615 615 722 826 951 Net Income 2 12 0 22 25 35 Net Income Margin (1) 0% 2% 0% 3% 3% 4% Interest Expense 29 33 34 33 36 48 Tax Expense 5 5 5 14 9 11 Other Adjustments (0) (4) (0) 0 - - Depreciation & Amortization 35 40 44 49 54 58 EBITDA 70 86 83 117 124 152 Non-Recurring Capital Raise Costs - - - - 2 - Non-Recurring Legal and Insurance Costs - - - - 1 - Subsidiary Share-Based Compensation - - 1 1 1 - Adjusted EBITDA (2) 70 86 84 118 129 152 Adjusted EBITDA Margin (3) 15% 14% 14% 16% 16% 16% 3 1 2 3 One - time performance expense associated with equity capitalization Transaction costs associated with equity capitalization Deferred consideration payments paid in shares Reconciliation of Non - GAAP Financials

44 FY2018A FY2019A FY2020A FY2021A FY2022A FY2023E Purchase of Tangible Fixed Assets 40 57 40 54 62 58 (-) Proceeds from Sale of Tangible Fixed Assets (20) (26) (22) (27) (25) (24) (+) Additions - Hire Purchase (1) 8 11 8 16 20 19 (-) One-Time Property Purchases - (6) - (7) - - Net CapEx 28 36 27 35 57 54 CapEx Calculations $ mm Source: CorpAcq Management. Note: Financial information based on UK GAAP audits and has not been audited in accordance with PCAOB standards. FY 2023E financials are estimates from CorpAcq Management. Assumes USD:GBP exchange ratio of 1.286:1. (1) Additions – Hire Purchase are non - cash additions of tangible assets funded by finance leases. ROIC Calculations FY2021A FY2022A EBIT 69 70 (+) Amortization 15 16 EBITA 83 85 (+) One-Time Costs - 4 Adj. EBITA 83 89 Tax Rate 19% 19% Adj. NOPAT 67 72 Shareholders Equity 34 40 (+) LT Debt 338 355 (+) ST Debt 70 89 (-) Cash (64) (77) Invested Capital 378 406 Adjusted ROIC 18% 18% Reconciliation of Non - GAAP Financials (Cont’d)

45 Unless the context otherwise requires, all reference in this subsection to the “Company,” “CorpAcq,” “we,” “us” or “our” refe r t o CorpAcq Limited and its subsidiaries. The risks presented below are some of the general risks to the business and operations of CorpAcq, Churchill Capital Corp VII (“Churchill”) and the combined company following the consummation of the proposed transaction (the “Post - Combination Company”) and are not exhaustive. The list below is qualified in its entirety by disclosures that will be contained in the future filings by th e C ompany, Churchill, each of their respective affiliates or by third parties with the U.S. Securities and Exchange Commission (the “SEC”), including any documents filed in connection with the proposed transaction. The risks pre sen ted in such filings may differ significantly from and may be more extensive than those presented below. The list below is not exhaustive, and you are encouraged to perform your own investigation with respec t t o the business, financial condition and prospects of CorpAcq. You should carefully consider the following risk factors in addition to the information included in this presentation. CorpAcq may face additional ri sks and uncertainties that are not presently known to it or that it currently deems immaterial, which may also impair CorpAcq’s business or its financial condition. These risks speak only as of the date of this presentation, and neither the Company nor Ch urchill undertake any obligation to update the disclosure contained herein. In making any investment decision, you should rely solely upon independent investigation made by you. You a ckn owledge that you are not relying upon, and have not relied upon, any of the summary of risks or any other statement, representation or warranty made by any person or entity other than the statements, r epr esentations and warranties of the Company and Churchill explicitly contained in any definitive agreement you enter into. You acknowledge that you have such knowledge and experience in financial and business ma tte rs as to be capable of evaluating the merits and risks of an investment in the Company and you have sought such accounting, legal and tax advice from your own advisors as you have considered necessary to mak e an informed decision. Risks Related to the Company’s Business and Industry • We are subject to risks relating to economic disruptions, decreased market demand and other macroeconomic factors that are be yon d our control, including the effect of the conflict between Russia and Ukraine, inflation and the COVID - 19 pandemic. • There are risks to our acquisition strategy, and there are no guarantees that we will be able to carry out acquisitions as pl ann ed, or with favorable conditions or at all. • The acquisitions and investments we conduct could be unsuccessful or consume significant resources, which could adversely aff ect our operating results. • We are subject to risks relating to due diligence of our acquisition targets, which may not identify all material risks relat ing to their businesses, and we may not realize the expected benefits of such arrangements. • Competition for suitable acquisition targets may lead us to not being able to carry out future acquisitions at a reasonable c ost or at all, which could adversely affect our operating results . • Our growth and expansion strategy may not materialize as planned or at all. • We are exposed to deficiencies related to our internal controls and decentralized organization, which may have an adverse eff ect on our operations and may lead to errors in the Post - Combination Company’s financial reporting. • We are dependent on cash flows from our portfolio companies. • Many of our portfolio companies operate in sectors that are vulnerable to competition, and failure of our portfolio companies to adequately compete in their respective industries could have an adverse effect on our results of operations. • We are a decentralized company and place significant decision - making authority, including decisions regarding operations, govern ance and finances, with our subsidiaries’ management, which presents certain risks, and we may not always have visibility into or control over such decisions. • We are subject to risks relating to partly owned portfolio companies. • We are subject to risks relating to our information technology systems, financial accounting and other data processing system s, such as cybersecurity risks and risks related to data privacy. • We are subject to risks relating to third - party suppliers, customers, contractors and subcontractors. • We and our portfolio companies are subject to risks relating to increased prices of raw materials and disrupted supply chains , which may result in our portfolio companies being unable to purchase necessary materials at a reasonable price or at all, and may cause our portfolio companies to raise end consumer prices of any produces or services. • Our insurance coverage, including any insurance coverage held by our portfolio companies, may not cover all potential losses and there are no guarantees that we or our portfolio companies can retain such insurance coverage at a reasonable cost or at all. • Potential divestments of our portfolio companies may give rise to us becoming subject to additional risks and costs. • We and our portfolio companies could be subject to increased regulation or changes in regulatory regimes which will impact ou r f inancial performance. • The industries we serve can be seasonal, cyclical and affected by weather conditions, the combined effects of which can adver sel y impact our results of operations. • A portion of our future growth is based on the ability and willingness of public and private entities to invest in infrastruc tur e. • Our business will be adversely affected if we are unable to protect our intellectual property rights from unauthorized use or in fringement by third parties. • Our results of operations may vary significantly from period to period due to fluctuations in our operating costs and other f act ors. • Our operating and financial results forecast relies in large part on assumptions and analyses that we have developed. If thes e a ssumptions or analyses prove to be incorrect, our actual operating and financial results may be significantly below our forecasts. • Our forecasts are predicated on maintaining our current acquisition pipeline. Failure to maintain this pipeline, or if acquis iti ons are different than we've predicted, our financial results may be negatively effected. Selected Risk Factors

46 Risks Related to the Company’s Employees and Human Resources • There are no guarantees that we are able to retain and recruit key personnel, including our senior management, and other empl oye es to meet current or future needs at all or at a reasonable cost. • There are no guarantees that our portfolio companies will be able to retain and recruit key personnel, including senior manag eme nt, and other employees to meet current or future needs at all or at a reasonable cost. • We and our portfolio companies are subject to risks relating to workspace accidents, investigations and claims for compensati on as a consequence of compliance deficiencies. We may also be subject to disruptions in the business due to work stoppage and strikes. • Misconduct by our employees, subcontractors or partners or our overall failure to comply with laws or regulations could harm our reputation, damage our relationships with customers, reduce our revenue and profits, and subject us to criminal and civil enforcement actions. Risks Related to Litigation and Regulation • We are subject to evolving laws and regulations that could impose substantial costs, legal prohibitions or unfavorable change s u pon our operations, and any failure to comply with these laws and regulations, including as they evolve, could result in litigation and substantially harm our business and results of operations. • We are subject to risks relating to disputes and other legal proceedings that may be time consuming and costly. • If we fail in complying with applicable data protection regulations, such as the GDPR, our compliance costs may increase and in the event of compliance deficiencies, we may become subject to significant fines and liable for damages. Risks Related to Indebtedness and Financing Transactions • We are subject to financing risks. There are no guarantees that we can meet our financing needs for our operations and future in vestments at a reasonable cost or at all. • We will require a significant amount of cash to service our debt and our ability to generate cash depends on many factors bey ond our control and any failure to meet our debt service obligations could materially adversely affect our business, results of operations and financial condition. • We are subject to risks relating to increased interest rates and any adverse developments in the credit markets. • Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond ou r c ontrol, could result in an event of default that could materially adversely affect our business, results of operations and financial condition. • Our debt financing could adversely affect our ability to raise additional capital to fund our operations, limit our ability t o r eact to changes in the economy or our industry and prevent us from meeting our obligations. Risks Related to Tax • Unanticipated tax laws or any changes in tax rates or in the application of the existing tax laws to us may adversely impact our results of operations. Risks Related to Churchill • If there are substantial redemptions of the cash available from the trust fund of Churchill, there will be a lower public flo at of outstanding shares of the Post - Combination Company, which may cause further volatility in the price of the Post - Combination Company securities and adversely impact its ability to secure financing following the closi ng of the proposed transaction. • If there are substantial redemptions in connection with the proposed transaction, the Post - Combination Company may need to make significant adjustments to its business plan or seek additional capital. Depending on its available capital resources, the Post - Combination Company may need to delay or discontinue expected near - term e xpenditures, which could materially impact its business prospects, financial condition, results of operations and cash flows by limiting its ability to pursue some of its other strategic objectives. • Securities of companies formed through transactions with special purpose acquisition companies such as ours may experience a mat erial decline in price relative to the share price of such vehicle prior to the transaction. • If Churchill is unable to effect an initial business combination by February 17, 2024, it will be forced to liquidate and Chu rch ill’s warrants will expire worthless. Risks Related to the Post - Combination Company Following the Proposed Transaction • If the proposed transaction’s benefits do not meet the expectations of investors, stockholders or financial analysts, the mar ket price of the Post - Combination Company’s securities may decline. • Investors will experience dilution as a result of the issuance of equity securities in the Post - Combination Company as considera tion in the potential transaction and may experience dilution from additional sources in connection with and following the proposed transaction, including upon exercise of certain equity securities of the Post - Comb ination Company • The Post - Combination Company’s management team will have limited experience managing a public company. • The Company and Churchill expect to incur significant transaction costs in connection with the proposed transaction. Whether or not the proposed transaction is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by the Post - Combination Company. • The requirements of being a public company may strain the Post - Combination Company’s resources and distract its management, whic h could make it difficult to manage its business. • The Post - Combination Company’s ability to pay dividends to its shareholders will be restricted by applicable laws and regulation s and any future determination relating to its dividend policy will be dependent on a variety of factors, including its financial condition, earnings, legal requirements, its general liquidity needs, and other f act ors that its board of directors deems relevant. Selected Risk Factors

47